Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,000,000,000

4.183% SUBORDINATED NOTES, DUE NOVEMBER 2027

FINAL TERM SHEET

Dated November 21, 2016

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa3 (Moody’s)/BBB (S&P)/A- (Fitch)

Title of the Series:	4.183% Subordinated Notes, due November 2027 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price:	100.000%

Trade Date:	November 21, 2016

Settlement Date:	November 25, 2016 (T+3)

Maturity Date:	November 25, 2027

Ranking:	Subordinated

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	4.183% per annum

Interest Payment Dates:	May 25 and November 25 of each year, beginning May 25, 2017, subject to following unadjusted business day convention

Interest Periods:	Semi-annual

Treasury Benchmark:	10 year U.S. Treasury, due November 15, 2026

Treasury Yield:	2.333%

Treasury Benchmark Price:	97-01+

Spread to Treasury Benchmark:	185 bps

Reoffer Yield:	4.183%

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Captial One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

Erste Group Bank AG

HSBC Securities (USA) Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

The Huntington Investment Company

UniCredit Capital Markets LLC

Junior Co-Managers:	Apto Partners, LLC Drexel Hamilton, LLC

CUSIP:	06051GGC7

ISIN:	US06051GGC78

Optional Redemption:

The Issuer may redeem the Notes, at its option, in whole, but not in part, on November 25, 2026, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon, to but excluding, the redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Subordinated Indenture.

Unless the Issuer defaults on payment of the redemption price, interest will cease to accrue on the Notes on the redemption date. Redemption of the Notes is subject to the Issuer’s receipt of any required prior approvals from the Board of Governors of the Federal Reserve System or any other regulatory authority.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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